February 5, 2019

John W. Lindsay
President and Chief Executive Officer
Helmerich & Payne, Inc.
1437 South Boulder Avenue, Suite 1400
Tulsa, OK 74119

       Re: Helmerich & Payne, Inc.
           Registration Statement on Form S-4
           Filed January 29, 2019
           File No. 333-229398

Dear Mr. Lindsay:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Attorney Advisor, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources